SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated April 22, 2013 re TAT Technologies Reporting a Correction to Fourth Quarter and Full Year 2012 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports a Correction to Fourth Quarter and Full Year 2012 Results

GEDERA, Israel, Monday, April 22, 2013 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“the Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today that following the reconciliation of an audit of royalties payable by the Company to one of its suppliers in the MRO business, the Company’s net income (loss) for the three months and year ended December 31, 2012 was $0.13 million and $(1.71) million, respectively, rather than the net income (loss) of $0.37 million and $(1.48) million, respectively as previously reported in the Form 6K dated March 22, 2013. The audited results will be included in the Company’s 20F released by end of April 2013.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	December 31,	December 31,
	2012	2011
ASSETS
Current Assets:
Cash and cash equivalents	$16,581	$26,232
Short-term bank deposits	10,048	-
Marketable securities at fair value	-	1,900
Short-term restricted deposits	2,307	954
Trade accounts receivable (net of allowance for doubtful accounts of $376 and $190 at December 31, 2012 and 2011, respectively)	20,930	20,621
Other accounts receivable and prepaid expenses	4,587	6,479
Inventories, net	33,031	31,303

Total current assets	87,484	87,489

Long-term assets:
Long-term restricted deposits	-	2,300
Investment in affiliated company	1,264	5,020
Funds in respect of employee right upon retirement	3,318	2,859
Long-term deferred tax	2,535	3,669
Property, plant and equipment, net	12,910	12,939
Goodwill, net	-	1,042

Total Long-term assets	20,027	27,829

Total assets	$107,511	$115,318

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	3,274	4,916
Trade accounts payables	5,373	5,073
Other accounts payable and accrued expenses	7,407	6,835

Total current liabilities	16,054	16,824

Long-term liabilities:
Long-term loans, net of current maturities	1,116	4,420
Other long-term liabilities	-	86
Liability in respect of employee rights upon retirement	3,815	3,414
Long-term deferred tax liability	1,490	1,413

Total long-term liabilities	6,421	9,333

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at December 31, 2012 and 2011; Issued: 9,073,043 shares at December 31, 2012 and 2011; Outstanding: 8,798,570 and 8,815,003 shares at December 31, 2012 and 2011, respectively	2,790	2,790
Additional paid-in capital	64,410	64,402
Treasury stock, at cost, 274,473 and 258,040 shares at December 31, 2012 and 2011, respectively	(2,088)	(2,018)
Accumulated other comprehensive loss	(897)	(1,036)
Retained earnings	18,018	22,232
Total TAT Technologies Ltd. shareholders' equity	82,233	86,370
Noncontrolling interest	2,803	2,791

Total equity:	85,036	89,161

Total liabilities and equity	$107,511	$115,318

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011

Revenues:
OEM of Heat Management Solutions	$8,311	$8,424	$31,032	$30,020
Heat Transfer Services and Products	7,167	7,638	27,709	27,603
MRO services for Aviation Components	5,776	5,343	22,442	20,146
OEM of Electric Motion Systems	3,092	3,103	10,007	11,658
Eliminations	(1,307)	(1,118)	(3,268)	(4,030)
	23,039	23,390	87,922	85,397

Cost and operating expenses:
OEM of Heat Management Solutions	6,256	6,270	23,105	22,660
Heat Transfer Services and Products	4,925	5,801	19,671	20,173
MRO services for Aviation Components	5,346	4,973	19,044	17,882
OEM of Electric Motion Systems	2,464	2,524	8,043	9,388
Write down of inventory and impairment charges of long lived assets	-	-	-	5,763
Eliminations	(1,212)	(1,127)	(3,281)	(3,884)
	17,779	18,441	66,582	71,982
Gross Profit	5,260	4,949	21,340	13,415

Research and development costs, net	313	143	1,152	786
Selling and marketing expenses	830	958	3,426	3,439
General and administrative expenses	3,233	2,939	11,487	10,949
Other expenses (income)	(1)	(44)	9	(169)
Impairment of goodwill	-	-	1,015	-
	4,375	3,996	17,089	15,005
Operating income (loss)	885	953	4,251	(1,590)

Financial expenses	(577)	(630)	(2,229)	(2,203)
Financial income	560	296	2,048	1,823
Gain from dilution of interests in affiliated company	-	-	-	240

Income (loss) before taxes on income	868	619	4,070	(1,730)

Taxes on income (benefit)	190	363	2,086	(316)
Net income (loss) after taxes on income	678	256	1,984	(1,414)

Share in results of affiliated company and impairment of share in affiliated company	(540)	(119)	(3,756)	331
Net income (loss)	138	137	(1,772)	(1,083)
Net loss (income) attributable to Noncontrolling interest	(8)	(20)	58	53
Net income (loss) attributable to TAT Technologies Ltd. shareholders	$130	$117	$(1,714)	$(1,030)
Earning per share
Basic and diluted net income (loss) per share attributable to controlling interest	$0.01	$0.01	$(0.19)	$(0.12)

Weighted average number of shares – basic and diluted	8,798,570	8,815,003	8,808,075	8,815,003

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) OEM of Electric Motion Systems (iii) Heat Transfer Services and Products and (iv) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 30% of the equity of First Aviation Services, a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Yaron Shalem – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)
By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: April 22, 2013